Filed Pursuant to Rule 253(g)(2)
File No. 024-10691

FUNDRISE FOR-SALE HOUSING EFUND – LOS ANGELES CA, LLC

SUPPLEMENT NO. 5 DATED OCTOBER 21, 2019
TO THE OFFERING CIRCULAR DATED MAY 10, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC (the “Company”, “we”, “our” or “us”), dated May 10, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 22, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

●	Asset acquisitions.

Updates to Assets Acquired

Single Family Home Rental Controlled Subsidiaries

The following table summarizes the single-family home rental controlled subsidiary ("Rental Controlled Subsidiary") acquired by Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC (the “Company”) since the last update. The following is true of the Rental Controlled Subsidiary:

●	Pursuant to the agreements governing the Rental Controlled Subsidiary, the Company has full authority of the management of such entity;
●	An affiliate of Fundrise Advisors, LLC, the Company’s manager, earned an origination fee of approximately 2.0% upon the closing of the Rental Controlled Subsidiary, paid for by the co-investors, joint-venture, borrower or property holding entity at closing;
●	The business plan entails renting the property for approximately seven to ten years after acquisition before selling the property;
●	The investment thesis is based primarily upon the site's improving location, physical barriers to entry, basis and market sales for comparable homes in the immediate submarket; and
●	The last updated portfolio level projected annual returns for our Los Angeles Single Family Rental Portfolio was 6.4% - 12.9%, as disclosed on June 28, 2019. Past performance is not indicative of future results, and these projections may not reflect actual future performance and may prove to be inaccurate.

Asset Name	Zip Code	Beds / Baths at Acquisition	Approximate Square Footage at Acquisition	Date of Acquisition	Approximate Acquisition Cost	Projected Renovation Budget (1)
W418	90062	4 / 2	2,200	9/24/2019	$687,000	$10,000

(1)	There can be no assurance that the anticipated completion cost will be achieved.

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of the Company’s assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in the Company is an inherently risky investment that may result in total or partial loss of investment to investors.